UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

BioAmber Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09072Q 106

(CUSIP Number)

Sarah Lafaye

Sofinnova Partners

17 rue de Surene

75008 Paris

France

(+33) 1 53 05 41 13

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072Q 106	Schedule 13D	Page 2 of 13 Pages

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0583711
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,082,547 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

4,082,547 shares, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,082,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.2% (1)
14.	Type of Reporting Person (see instructions) 00

(1)	The percentage is calculated based upon 18,412,815 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 09072Q 106	Schedule 13D	Page 3 of 13 Pages

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

4,082,547 shares, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Tordjman and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,082,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.2% (1)
14.	Type of Reporting Person (see instructions) 00

(1)	The percentage is calculated based upon 18,412,815 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 09072Q 106	Schedule 13D	Page 4 of 13 Pages

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,082,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage is calculated based upon 18,412,815 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 09072Q 106	Schedule 13D	Page 5 of 13 Pages

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,082,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage is calculated based upon 18,412,815 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 09072Q 106	Schedule 13D	Page 6 of 13 Pages

1.	Name of Reporting Persons Rafaèle Tordjman (“Tordjman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Tordjman, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,082,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage is calculated based upon 18,412,815 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 09072Q 106	Schedule 13D	Page 7 of 13 Pages

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,082,547 shares, of which 4,082,547 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,082,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.2% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage is calculated based upon 18,412,815 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

CUSIP No. 09072Q 106	Schedule 13D	Page 8 of 13 Pages

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of BioAmber Inc., a Delaware corporation (the “Issuer”).

(b) 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Rafaèle Tordjman (“Tordjman”) and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Filing Persons”).

(b) The address of the principal place of business for each of the Filing Persons is Sofinnova Partners, 17 rue de Surène, 75008 Paris, France.

(c) The principal occupation of each of the Filing Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, 17 rue de Surène, 75008 Paris, France.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC VI is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik, Tordjman and Saulnier are French citizens.

Item 3. Source and Amount of Funds or Other Consideration.

On June 22, 2009, SC VI purchased from the Issuer a secured convertible promissory note and warrants to purchase 208,950 shares of Common Stock for approximately $4,000,000 of consideration paid out of the working capital of SC VI. The note matured on September 30, 2009 and was converted on October 22, 2009 into 696,500 shares of Common Stock. The warrants have an exercise price of $5.74 per share and a term that expires June 22, 2019.

On October 22, 2009, SC VI also purchased from the Issuer 696,500 shares of Common Stock for approximately $4,000,000 of consideration paid out of the working capital of SC VI.

On November 23, 2010, SC VI purchased an unsecured convertible promissory note from the Issuer for $2,932,242 of consideration paid out of the working capital of SC VI. On April 15, 2011 the note was converted into 278,005 shares of Common Stock and warrants to purchase 69,475 shares of Common Stock at an exercise price of $10.55 with a 10-year term. Pursuant to adjustment provisions of the warrants, SC VI was issued warrants to purchase an additional 1,342 shares of Common Stock at the same exercise price with the same 10-year term in connection with the closing of the Issuer’s IPO (as defined below).

Also on April 15, 2011, SC VI purchased 932,050 shares of Common Stock at a price per share of $10.55, or $9,830,198.20 in the aggregate, paid out of the working capital of SC VI.

On November 4, 2011, SC VI purchased 214,165 shares of Common Stock at a price per share of $28.49, or $6,100,643 in the aggregate, paid out of the working capital of SC VI.

On May 14, 2013, at the closing of the Issuer’s initial public offering (the “IPO”), SC VI purchased 880,000 units (the “Units”) at a purchase price of $10.00 per Unit, for total consideration of $8,800,000. Each Unit consisted of one share of Common Stock and one warrant to purchase half of one share of Common Stock at an exercise price of $11.00 per whole Common Share (the “IPO Warrants”). The Units were purchased by SC VI using its working capital. The 440,000 shares of Common Stock underlying the IPO Warrants are not exerciseable until August 8, 2013, and therefore are not included in the total 4,082,547 shares reported above.

CUSIP No. 09072Q 106	Schedule 13D	Page 9 of 13 Pages

Item 4. Purpose of Transaction.

The shares of Common Stock acquired by SC VI in the IPO (described in Item 3 above) were acquired solely for investment purposes. The Response to Item 3 above is incorporated into this Item 4 by reference.

As of the date of this Schedule 13D, and except as provided herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Filing Persons. The Filing Persons disclaim beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(b)	See Rows 7, 8, 9, and 10 for each Filing Person.

(c)	SC VI acquired all of the reported shares of Common Stock pursuant to the IPO within 60 days of the date of this filing. See Item 3.

(d)	Under certain circumstances set forth in the operating agreement of SC VI, the equity holders of SC VI and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Common Stock owned by SC VI.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the IPO, SC VI agreed that, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC, Société Générale and Barclays Capital Inc. on behalf of the underwriters of the IPO, SC VI will not, during the period ending November 5, 2013 (as such period may be extended under certain circumstances), offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereafter acquired, owned directly by SC VI (including holding as a custodian) or with respect to which SC VI has beneficial ownership within the rules and regulations of the SEC, or exercise any right with respect to the registration of such shares, or demand or cause to be filed any registration statement in connection therewith, under the Securities Act, as amended (the “Securities Act”).

Shareholders’ Agreement

On April 15, 2011, the Issuer and SC VI, together with other holders of the Issuer’s Common Stock, options and warrants, entered into an Amended and Restated Shareholders’ Agreement, which was further amended on November 4, 2011, February 6, 2012 and May 2, 2013 (as amended, the “Shareholders’ Agreement”). The Shareholders’ Agreement provides registration rights, as well as customary rights provided to major investors including pre-emptive rights, rights of first refusal, co-sale rights with respect to stock transfers, rights regarding the election of investor designees to our board of directors, drag-along rights in the event of a sale of the Company, information rights and other similar rights. All of these rights, other than the registration rights, terminated upon the completion of the IPO. The registration rights are described below.

CUSIP No. 09072Q 106	Schedule 13D	Page 10 of 13 Pages

Registration Rights

SC VI and other holders of an aggregate of approximately 8.5 million shares of the Issuer’s Common Stock, including shares of Common Stock issuable upon exercise of warrants that were in existence prior to the date of the IPO, are entitled to rights with respect to the registration of these shares under the Securities Act for resale to the public (the “Registrable Securities”). All of these rights are provided under the terms of the Shareholders Agreement and include demand registration rights, piggyback registration rights and Form S-3 and Form F-3 registration rights, in each case as described below. The registration rights will terminate for any particular holder with registration rights at such time following the IPO when all securities held by that holder may be sold pursuant to Rule 144 under the Securities Act.

Piggyback Registration Rights. If the Issuer decides to register any of its securities under the Securities Act, either for its own account or for the account of a security holder or holders, the holders of registration rights, including SC VI, are entitled to prompt notice of the registration and are entitled to include their shares of Common Stock in the registration. These piggyback registration rights do not apply with respect to a registration statement relating to an employee benefit plan or to a corporate reorganization or other transaction under Rule 145 of the Securities Act.

Demand Registration Rights. At any time after 180 days from the effective date of the IPO, subject to certain limitations, the holders of a majority of the Registrable Securities then outstanding (the “Initiating Holders”) have the right to demand that the Issuer file a registration statement covering the registration of at least 10% of the Registrable Securities then outstanding and having an aggregate price to the public of not less than $15.0 million. The Issuer will not be required to effect a registration if (1) the Issuer has effected three registrations that have been declared effective and have remained effective until the holders have completed the distribution related thereto, (2) the Issuer’s board of directors, in its reasonable judgment, determines that it would be detrimental to the Issuer and its stockholders for such registration statement to be effected at such time, in which case the Issuer has the right to defer such filing for up to 90 days following receipt of the demand request from the holders and (3) the Initiating Holders propose to dispose of Registrable Securities that are immediately registrable on Form S-3 or Form F-3, as applicable.

Form S-3 and Form F-3 Registration Rights. At any time after the Issuer becomes eligible to file a registration statement on Form S-3 or Form F-3, any holder or holders of Registrable Securities for which a Form S-3 or Form F-3 is available may require the Issuer to file such a registration statement having an aggregate price to the public of not less than $1.0 million. The Issuer is not obligated to file more than two Form S-3 or Form F-3 registration statements in any twelve-month period. In addition, the Issuer is not obligated to effect a registration if (1) a Form S-3 or Form F-3, as applicable, is not available for such offering by the holder or holders, (2) the Issuer’s board of directors, in its reasonable judgment, determines that it would be detrimental to the Issuer and its stockholders for such registration statement to be effected at such time, in which case the Issuer has the right to defer such filing for up to 90 days following receipt of the Form S-3 or Form F-3 demand request from the holder or holders and (3) with respect to a particular jurisdiction, the Issuer would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Expenses of Registration. The Issuer generally is required to bear the expenses of all registrations, including the expense of a single special counsel to the holders of each registration not to exceed $75,000 per registration. However, the Issuer will not be required to pay for underwriting discounts and commissions or expenses in connection with the exercise of demand and piggyback registration rights if the request is subsequently withdrawn by the holders of a majority of the Registrable Securities, subject to limited exceptions.

The foregoing summary of the Shareholders’ Agreement is qualified in its entirety by reference to the text of the Amended and Restated Shareholders Agreement and the First, Second and Third Amendments thereto, which are filed herewith as Exhibits 1 , 2, 3 and 4, respectively, and are incorporated herein by reference.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 09072Q 106	Schedule 13D	Page 11 of 13 Pages

Item 7. Material to Be Filed as Exhibits.

1.	Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of April 15, 2011, as amended (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 14, 2012 (Registration No. 333-177917)).

2.	Second Amendment to the Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of November 4, 2011, as amended (incorporated by reference to Exhibit 4.3 to the Issuer’s Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 14, 2012 (Registration No. 333-177917)).

3.	Second Amendment to the Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of February 6, 2012, as amended (incorporated by reference to Exhibit 4.4 to the Issuer’s Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 14, 2012 (Registration No. 333-177917)).

4.	Third Amendment to the Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of May 2, 2013, as amended (incorporated by reference to Exhibit 4.5 to the Issuer’s Amendment No. 16 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-177917)).

5.	Lock-up Agreement, dated as of April 10, 2013, between Sofinnova Capital VI FCPR and Credit Suisse Securities (USA) LLC, Société Générale and Barclays Capital Inc., as representatives of the underwriters.

6.	Joint Filing Agreement.

7.	Power of Attorney dated May 2, 2013 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Sofinnova Capital VI FCPR with the Securities and Exchange Commission on May 10, 2013 (File No. 001-35905)).

8.	Power of Attorney dated May 2, 2013 (incorporated by reference to Exhibit 24.2 to the Form 3 filed by Sofinnova Partners SAS with the Securities and Exchange Commission on May 10, 2013 (File No. 001-35905)).

9.	Power of Attorney dated May 21, 2013 (Antoine Papiernik).

10.	Power of Attorney dated May 21, 2013 (Rafaele Tordjman).

11.	Power of Attorney dated May 21, 2013 (Monique Saulnier).

CUSIP No. 09072Q 106	Schedule 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013

By:	/s/ Jean-Francois Huc

Jean-Francois Huc, as:

    Attorney-in-Fact for Sofinnova Capital VI FCPR

    Attorney-in-Fact for Sofinnova Partners SAS

    Attorney-in-Fact for Denis Lucquin

    Attorney-in-Fact for Monique Saulnier

    Attorney-in-Fact for Antoine Papiernik

    Attorney-in-Fact for Rafaele Tordjman

CUSIP No. 09072Q 106	Schedule 13D	Page 13 of 13 Pages

EXHIBIT INDEX

1.	Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of April 15, 2011, as amended (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 14, 2012 (Registration No. 333-177917)).

2.	Second Amendment to the Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of November 4, 2011, as amended (incorporated by reference to Exhibit 4.3 to the Issuer’s Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 14, 2012 (Registration No. 333-177917)).

3.	Second Amendment to the Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of February 6, 2012, as amended (incorporated by reference to Exhibit 4.4 to the Issuer’s Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 14, 2012 (Registration No. 333-177917)).

4.	Third Amendment to the Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Issuer, dated as of May 2, 2013, as amended (incorporated by reference to Exhibit 4.5 to the Issuer’s Amendment No. 16 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-177917)).

5.	Lock-up Agreement, dated as of April 10, 2013, between Sofinnova Capital VI FCPR and Credit Suisse Securities (USA) LLC, Société Générale and Barclays Capital Inc., as representatives of the underwriters.

6.	Joint Filing Agreement.

7.	Power of Attorney dated May 2, 2013 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Sofinnova Capital VI FCPR with the Securities and Exchange Commission on May 10, 2013 (File No. 001-35905)).

8.	Power of Attorney dated May 2, 2013 (incorporated by reference to Exhibit 24.2 to the Form 3 filed by Sofinnova Partners SAS with the Securities and Exchange Commission on May 10, 2013 (File No. 001-35905)).

9.	Power of Attorney dated May 21, 2013 (Antoine Papiernik).

10.	Power of Attorney dated May 21, 2013 (Rafaele Tordjman).

11.	Power of Attorney dated May 21, 2013 (Monique Saulnier).